UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 23, 2012

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  STMicroelectronics N.V. Semi-Annual IFRS Report 2012.

STMicroelectronics N.V.

Semi Annual Report 2012

Contents

1.	CORPORATE OVERVIEW			3
	1.1.	HISTORY AND DEVELOPMENT OF STMICROELECTRONICS		3
	1.2.	STRATEGY & OBJECTIVES		3
	1.3.	ORGANIZATIONAL STRUCTURE		3
	1.4.	PRODUCTS AND ACTIVITIES		4
	1.5.	SALES		4
	1.6.	RESEARCH & DEVELOPMENT		4
	1.7.	SUSTAINABILITY		5
2.	REPORT OF THE MANAGING BOARD			6
	2.1.	BUSINESS OVERVIEW		6
	2.2.	SEGMENT INFORMATION		7
	2.3.	LIQUIDITY AND FINANCIAL POSITION		8
	2.4.	BUSINESS AND FINANCIAL OUTLOOK FOR 2012		11
	2.5.	OTHER DEVELOPMENTS		12
	2.6.	RELATED PARTY TRANSACTIONS		14
	2.7.	FINANCIAL RISK MANAGEMENT		14
	2.8.	BUSINESS RISK INFORMATION		15
3.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (“SEMI ANNUAL FINANCIAL STATEMENTS”)			17
	3.1.	CONSOLIDATED INCOME STATEMENT		17
	3.2.	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		18
	3.3.	CONSOLIDATED STATEMENT OF FINANCIAL POSITION		19
	3.4.	CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		20
	3.5.	CONSOLIDATED STATEMENT OF CASH FLOWS		22
	3.6.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		23
		3.6.1.	Corporate information	23
		3.6.2.	Basis of preparation	23
		3.6.3.	Significant accounting policies	23
		3.6.4.	Estimates	24
		3.6.5.	Operating segment information	24
		3.6.6.	Investments in associates and jointly controlled entities	28
		3.6.7.	Property, plant and equipment and intangible assets	29
		3.6.8.	Goodwill	30
		3.6.9.	Other financial assets and financial liabilities	31
		3.6.10.	Inventories	39
		3.6.11.	Cash and cash equivalents	39
		3.6.12.	Cash generated from operations	39
		3.6.13.	Equity	40
		3.6.14.	Provisions for restructuring	43
		3.6.15.	Expenses by nature	43
		3.6.16.	Other income / expenses	44
		3.6.17.	Earnings per share	45
		3.6.18.	Related party	45
		3.6.19.	Contingencies claims and legal proceedings	46
4.	SOLE MEMBER OF THE MANAGING BOARD’S STATEMENT			49
5.	ABOUT STMICROELECTRONICS			50

STMicroelectronics •Semi Annual Report 2012	Contents 2

1.	Corporate overview

1.1.	History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics” or “ST”) is a global leader in the semiconductor market serving customers across the spectrum of sense and power and multimedia convergence applications.

STMicroelectronics was created in 1987 by the merger of SGS Microelettronica of Italy and Thomson Semiconducteurs of France. STMicroelectronics has approximately 50,000 employees, operates 12 main manufacturing sites andhas advanced research and development centers and sales offices all around the world.The Company has its corporate legal seat in The Netherlands. Its corporate headquarters and the headquarters for Europe, the Middle East and Africa (EMEA) are seated in Geneva. The headquarters for the Americas, Greater China-South Asia and Japan-Korea are in Coppell, Texas, Shanghai and Tokyo, respectively.Our shares are traded on the New York Stock Exchange, on Euronext Paris and on Borsa Italiana.

1.2.	Strategy & objectives

We aim to become the undisputed leader in multimedia convergence andsense and power applications, dedicating significant resources to product innovation and increasingly becoming asolution provider in order to drive higher value and increase our market share in the markets we serve. As a worldwide semiconductor leader, we are well positioned to implement our strategy after having accomplished two major strategic transformations, namely a refocus of our product portfolio and our move towards being an asset-lighter company. In addition, our strategy to enhance market share by developing innovative products and targeting new key customers is gaining momentum. Our strong capital structure enables us to operate as a long-term, viable supplier of semiconductor products and participate as a global leader in the industry.

1.3.	Organizational structure

STMicroelectronics is a multinational group of companies that designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. We are organized in a matrix structure with geographic regions interacting with product divisions, both being supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company and the principal player of our business, ST also conducts its operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury,strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost. We have two joint ventures with Ericsson, which operate as independent JV companies and are currently governed together by a fully balanced Board and an independent management team. Our Consolidated Financial Statements include ST-Ericsson SA (“JVS andrelated affiliates”), which is owned 50% plus a controlling share by us and is responsible for the full commercial operation of the combined businesses, namely sales and marketing. The other JV is focused on fundamental R&D activities. Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity-method.

STMicroelectronics •Semi Annual Report 2012	Corporate Overview 3

1.4.	Products and activities

STMicroelectronics produces one of the industry’s broadest ranges of semiconductor products, from discrete diodes and transistors through complex System-on-chips (SoC) devices to complete platform solutions that bundle chips with reference designs, application software, and manufacturing tools and specifications. Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods for a wide range of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. ST has a strong focus on delivering solutions that help enrich people’s lives, make society work better, and protect the planet. The Company’s objective is to be the undisputed leader in Sense & Power technologies and Multimedia Convergence and its world-class products and technologies serve to enable the convergence of multimedia and communication in smart consumer devices that help people interact anywhere, anytime; increase energy efficiency all along the energy chain, from power generation to distribution and consumption; provide all aspects of data security and protection; and contribute to helping people live longer and better by enabling emerging healthcare and wellness applications.

1.5.	Sales

In 2012, we operate regional sales organizations in EMEA (which includes all of Europe, the Middle East and Africa), the Americas, Greater China-South Asia, and Japan-Korea.

1.6.	Research & Development

We believe that research and development (“R&D”) is critical to our success. The main R&D challenge we face is to continually increase the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We are market driven in our R&D and focused on leading-edge products and technologies developed in close collaboration with strategic alliance partners, leading universities and research institutions, key customers, leading EDA vendors and global equipment manufacturers working at the cutting edge of their own markets. In addition, we have a technology council comprised of fifteen leading experts to review, evaluate and advise us on the competitive landscape. Front-end manufacturing and technology R&D, while being under the same organization, are thereby ensuring a smooth flow of information between the product R&D and manufacturing organizations. We manage our R&D projects by technology and by product segment. The relevant R&D expenses are allocated to the product segments on the basis of the estimated efforts.

Including patents and pending patent applications owned by us and our affiliate ST-Ericsson, we currently own over 21,000 patents and pending patent applications, including 752 filed in 2011, which have been registered in multiple countries around the world and correspond to about 11,000 patent families (each patent family containing all patents originating from the same invention).

STMicroelectronics •Semi Annual Report 2012	Corporate Overview 4

1.7.	Sustainability

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, its initial efforts beginning in the early 1990s. Since then we have progressively enlarged our scope of commitments and we now address 22 issues that have been identified as the most significant for our business success and for our stakeholders’ satisfaction. Today our approach to sustainability is embedded in our business strategy with objectives in terms of responsible products, customer satisfaction and intellectual property. Over these past 25 years, we have made outstanding progress: we are among the leaders in safety with a 69% decrease in our recordable cases rate since 2002, we have reduced our water consumption per production unit by 72% compared to 1994, we launched in 2006 a companywide Health Plan program to provide all our employees with the same access to healthcare, to name a few initiatives implemented in the field.

STMicroelectronics is recognized in sustainability rankings such as the Global 100 Most Sustainable Corporations, and is also included in some of the main Sustainability indices (FTSE4Good, FTSE ECPI index series, ASPI, ECPI and Ethibel).

Our approach to sustainability is expressed at a high level in ST’s Principles for Sustainable Excellence, our business code of conduct; and in a more operational way, in our Sustainability strategy that is regularly updated to ensure its alignment with our business and stakeholders’ priorities.

On July 2, 2012, we announced the publication of our 2011 Sustainability Report.  Containing comprehensive details of our sustainability strategy, policies and performance during 2011, the Report also illustrates how we embed sustainability into every level of our operations to create value for all our stakeholders.

STMicroelectronics •Semi Annual Report 2012	Corporate Overview 5

2.	Report of the Managing Board

2.1.	Business overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories).

The semiconductor market experienced a demand reduction and inventory correction, which started in the second half 2011 and bottomed in the first quarter 2012. In the first part of the second quarter, we experienced a growth in demand, with a good booking evolution; however, in the latest part of the second quarter the customer sentiment changed driven by macroeconomic uncertainties. Based on the most recently published estimates by WSTS, semiconductor industry revenues decreased in the first half of 2012 on a year-over-year basis by approximately 5.1% for the TAM and by approximately 5.6% for the SAM to reach approximately $143 billion and $82.5 billion, respectively.

Our first half 2012 revenues amounted to $4,165 million, a18.3% decrease on a year-over-year basis.  This year-over-year revenues decrease was driven by all of our product segments and particularly by Digital. Compared to the served market, our performance was below the SAM on a year-over-year basis, partially driven by the situation at one of our largest customer.

Our effective average exchange rate for the first half of 2012 was $1.32 for €1.00 compared to $1.35 for €1.00 for the first half of 2011

Our first half 2012 gross margin declined to 28.0% of revenues, representing a decrease of 620 basis points compared to the prior year period. A third of this reduction is due to an unsaturation charge of $87 million, driven by inventory reduction plans and a deterioration of our manufacturing performance due to a low level of loading. Furthermore, our gross margin decline is also due to the strong decline in the volume of revenues and pressure on selling prices not completely compensated by a more favorable product mix.

The deterioration of our operating performance resulted in a significant decline of our operating results, particularly due to lower revenues.  Our operating losses reached $422 million compared to an income of $294 million in the first half of 2011, which benefited from a higher level of revenues in line with more favorable market conditions.

A critical component of our capability to improve our financial results is ST-Ericsson. During the first half of 2012, the joint-venture took its first steps in executing its new strategic plan and showed initial progress on all profit and loss metrics. In parallel, we are committed to ensuring that the “VLSI block”, which for us includes our digital businesses plus ST-Ericsson, becomes self-sustainable and this is one of our top priorities.

Introducing new products into the fastest growing applications, from energy management to healthcare and wellness, from trust and data security to smart consumer devices, is delivering results. During the first half of 2012, we ramped production of a pressure sensor and an iNEMO module containing an integrated gyroscope and accelerometer for Samsung’s latest and most advanced smartphone, we shipped in volume AMOLED drivers for smartphones and we won key design-wins in smart power for automotive and for several STM32 32bit microcontrollers in new fitness applications. We also took an important step towards creating a unified processing platform thanks to the recently completed transfer of the ST-Ericsson application processor development team. This will enable us to leverage our broad system knowledge and customer relationships to a much larger addressable market.

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 6

2.2.	Segment information

We operate in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

As of January 1, 2012, we changed the segment organization structure.  The current organization is as follows:

•	Automotive Segment (APG);
•	Digital Segment, consisting of two product lines:
o	Digital Convergence Group (DCG); and
o	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).
•	Analog, MEMS and Microcontrollers Sector (AMM), comprised of three product lines:
o	Analog, MEMS & Sensors (AMS);
o	Industrial & Power Conversion (IPC); and
o	Microcontrollers, Memories & Secure MCUs (MMS).
•	Power Discrete Product Segment (PDP);
•	Wireless Segment comprised of the following product lines:
o	Connectivity (COS);
o	Smartphone and Tablet Solutions (STS);
o	Modems (MOD); and
o	Other Wireless, in which we report other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

In 2012, we restated our results from prior periods for illustrative comparisons of our performance by product segment due to the former Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) now being split into three segments (“APG”, “Digital” and “AMM”).  The preparation of segment information based on the current segment structure requires us to make significant estimates, assumptions and judgments in determining the operating income (loss) of the segments for the prior reporting periods.  We believe that the restated 2011 presentation is consistent with that of 2012 and we use these comparatives when managing our company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area.  All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 7

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

2.3.	Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2012, the evolution of our cash flow produced a decrease in our cash and cash equivalents of $106 million, due to that net cash used in investing activities and financing activities exceeded the net cash from operating activities.

The evolution of our cash flow for the comparable periods is set forth below:

	(Unaudited)
In millions of USD	June 30, 2012	July 2, 2011
Net cash from operating activities	498	752
Net cash used in investing activities	(358)	(189)
Net cash used in financing activities	(205)	(112)
Effect of change in exchange rates	(41)	12
Net cash increase (decrease)	(106)	463

Net cash from operating activities

The net cash from operating activities in for the first half of 2012 was $498 million decreasing compared to the prior year period following the deterioration of our financial results. Net cash from operating activities is the sum of (i) the net result adjusted for certain non-cash items and (ii) changes in assets and liabilities.

•	Net result adjusted for non-cash items generated $210 million of cash during the first half of 2012 compared to $890 million in the prior year period, mainly due to the deteriorated operating results.
•
Changes in assets and liabilities generated cash for a total amount of $ 288 million in the first half of 2012, compared to $138 million used in the prior year period.  The first half of 2012 changes were represented by a positive trend in all the components of assets and liabilities except trade receivables. While in the first half of 2011 negative changes were mainly due to the cash used to build inventory in an amount of $199 million, the first half of 2012 main item contributing to favorable change was trade payables for an amount of $285 million. Furthermore the first half of 2012 also included a favorable net cash impact of $40 million, deriving from the sales, with no recourse, of trade and other receivables, done by ST-Ericsson, compared to $80 million in the first half of 2011.

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 8

Net cash used in investing activities

Investing activities used $358 million of cash in the first half of 2012, mainly due to investment in intangible and financial assets for $345 million of which the largest part is due to capitalization of development costs. It is also due to the payments for tangible assets, partially balanced by the net cash from proceeds from the sale and/or redemption of our marketable securities.  Payments for the purchase of tangible assets totaled $209 million, a significant decrease compared to $798 million registered in the prior year period.  Investing activity in the first half of 2011 used $189 million of cash due to payments for tangible assets, investment in short-term deposits and investment in intangible and financial assets partially offset by proceeds from the sale and/or redemption of current marketable securities, the settlement of non-current marketable securities and proceeds from the sale of stock received on investment divestiture.

Net cash used in financing activities

Net cash used in financing activities was $205 million in the first half of 2012 with an increase compared to the $112 million used in the first half of 2011 mainly due to the cash used for repayment of our 2016 Convertible Bonds upon the exercise by the bondholders of their put options.  Moreover, the first half 2012 amount included $22 million as a repayment of long-term debt at maturity and $177 million as dividends paid to stockholders.

Financial position
As at June 30, 2012, our total financial resources amounted to $2,069 million and were comprised mainly of:

•	$1,806 million of cash and cash equivalents
•	$150 million invested in Aaa U.S. treasury bills,
•
$84 million invested in senior debt floating rate notes issued by primary financial institutions with a minimum Moody’s rating of Baa1. Both the treasury bills and the Floating Rate Notes are reported at fair value,

•	$25 million invested in fixed rate debt securities, and
•	$4 million in restricted cash.

As at June 30, 2012, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,563 million, which included:

•	$441 million of our 2013 Senior Bonds,
•	$13 million in other long-term loans
•	$447 million in European Investment Bank loans (the “EIB Loans”),
•	$7 million in loans from other funding programs,
•	$36 million of finance leases liabilities,
•	$619 million of short-term borrowings lended by Ericsson to ST-Ericsson.

The EIB Loans represent two committed credit facilitiesas part of R&D funding programs. The first, for R&D in France, was drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $166 million had been paidback as at June 30, 2012. The second for R&D projects in Italy, was drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $108 million had been paid back as ofJune 30, 2012. Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of about $482 million. At June 30, 2012, the amounts available under the short-term lines of credit were unutilized. In 2010 we signed with the European Investment Bank a €350 million multi-currency loan to support our industrial and R&D programs, which is currently undrawn.

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 9

In 2010, we granted, together with Ericsson, a $200 million committed facility to ST-Ericsson SA, extended to $800 million in 2011.  In January 2012, we and Ericsson extended the committed facility to fund ST-Ericsson SA to the level of $1.1 billion.  In May 2012, the committed facility was increased up to $1.4 billion.  As of June 30, 2012, $1,238 million ($619 million for each parent) was utilized.  Furthermore, we and Ericsson are planning to increase the facility up to $1.6 billion. Withdrawals on the facility are subject to approval by the parent companies.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.  Upon a change of control, the holders of our 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

In February 2006, we issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016.  The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares.  In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares).  On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%.  In the second half of 2011, we repurchased 248,645 bonds for a total cash consideration of $270 million, corresponding to 10,899,080 shares.  On February 23, 2012, certain holders redeemed 190,131 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds.  In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million.  On March 28, 2012, we published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012.  As of June 30, 2012, there were no bonds remaining outstanding.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly owned subsidiaries issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873% (“2013 Senior Bonds”).  The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity.  The notes have a put for early repayment in case of a change of control.  The 2013 Senior Bonds issued by ST BV are guaranteed by ST NV.  We repurchased a portion of our 2013 Senior Bonds:  (i) for the amount of $98 million in 2010 and (ii) for the amount of $107 million in 2011.

As of June 30, 2012 we had the following credit ratings on our 2013 Senior Bonds:

	Moody’s Investors Service	Standard & Poor’s
Floating Rate Senior Bonds due 2013	Baa1	BBB+

On April 30, 2012, Moody’s affirmed our Baa1 rating and changed the outlook to negative from stable.

On February 6, 2009 S&P’s lowered our senior debt rating from “A-“ to “BBB+”.

We are also rated “BBB” from Fitch on an unsolicited basis.  On May 29, 2012, Fitch lowered our senior debt rating from BBB+ to BBB with negative outlook.

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 10

2.4.	Business and financial outlook for 2012

As we saw during the end of the second quarter of 2012, the global economic environment has weakened. As a result, bookings in June softened and remain somewhat volatile.

Nonetheless, we continue to expect sequential revenue growth with respect to the third quarter, thanks to our new product momentum, in particular in MEMS, Microcontrollers and Power MOSFET & IGBT.

Looking forward, key operational priorities as we navigate the softness in the market environment include market share gains in the second half of the year and careful management of our assets and investments in order to maintain a solid net financial position. In this regard, we are reducing our full year 2012 capital expenditures plan to be in the range of $500 to $600 million for 2012.

Furthermore, we are focused on delivering continued expense reduction. Overall, we will become a much leaner company with increased flexibility to adjust to market conditions and reduce our earnings volatility.

We expect third quarter 2012 revenues to grow sequentially in the range of about 2.5%, plus or minus 3 percentage points.

Our policy is to modulate our capital spending according to the semiconductor market evolution; based on current visibility, we are planning to reduce our 2012 original capital investment plan by approximately 25% compared to our expectations in the early part of 2012.  Our focus will be on manufacturing improvements that bring productivity gains so we expect our capital expenditure (excluding capitalization of development costs) for the total year 2012 to be in the range of $500 to $600 million, aligned with our overall target of capital expenditures (excluding capitalization of development costs) below 10% of revenues in a cycle.  The most significant of our 2012 capital expenditure projects are expected to be:  (a) for the front end facilities:  (i) in our 300 mm fab in Crolles, technology evolution to introduce the capability for 20 nm processes, and mix evolution to support the production ramp up of the most advanced technologies, targeting a capacity of 3,700 wafers per week by second half of 2013; (ii) the startup of the pilot line for the conversion program to 200 mm of our 150 mm fab in Ang Mo Kio (Singapore); (iii) few selective programs of mix evolution in our 200 mm fabs, mainly in the area of analog processes; and (iv) quality, safety, maintenance and cost saving investment in both 150 mm and 200 mm front end fabs; (b) for the back end facilities, capital expenditures will mainly be dedicated to:  (i) capacity growth on strategic package families, mainly in the area of MEMS to sustain market demand; (ii) modernization of package lines targeting cost saving benefits (copper bonding vs. gold bonding and increase in lead frame density); and (iii) specific investments in the areas of quality, environment and energy saving; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) according to demand evolution.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions.  We expect to need significant financial resources in the coming years for capital expenditures, for our investment in R&D and the committed facility to ST-Ericsson.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities.  Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

Furthermore, there may be a need to provide additional financing by the parent companies to the ST-Ericsson joint venture.

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 11

We are expecting to participate in a 3Sun share capital increase under certain conditions together with our partners for an amount of €30 million (for each partner) to be completed in line with activity expansion.

We believe that we have the financial resources needed to meet our business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, dividend payments and the repayment of our debts in line with their maturity dates.  We may use some of our available cash to repurchase a portion of our outstanding debt securities, including the 2013 Senior Bonds, should market conditions permit.

This outlook is based on an assumed effective currency exchange rate of approximately $1.27 = €1.00 for the 2012 third quarter and includes the impact of existing hedging contracts.

2.5.	Other developments

On January 27, 2012, we announced that we were reorganizing our Sales & Marketing organization with the primary objectives to accelerate sales growth and gain market share.  The changes have been designed along three key drivers:

•	Strengthening the effectiveness of the development of global accounts;
•	Boosting demand creation through an enhanced focus on the geographical coverage; and
•	Establishing marketing organizations in the Regions fully aligned with the Product Groups.

Our Sales and Marketing organization is structured in six units:

•	Four Regional Sales Organizations, all with a very similar structure to enhance coordination in the go-to-market activities and all strongly focused on accelerated growth:
1.	Europe, Middle East and Africa Region led by Paul Grimme;
2.	Americas Region led by Bob Krysiak;
3.	Greater China-South Asia Region led by François Guibert; and
4.	Japan-Korea Region led by Marco Cassis.
•	Two Major Accounts units for our established global customers aimed at the further development of the business relationship between us and those clients:
1.	Europe Major Accounts led by Paul Grimme; and
2.	Americas Major Accounts led by Bob Krysiak.

In each of the four regions, the existing sales organization by market segment is replaced by a new sales organization based on a combination of country/area coverage and key accounts coverage.

In particular, in addition to the above major accounts, about forty accounts will be managed globally by key account managers who will be responsible for the total sales generated worldwide, regardless of the channel and the geography.  The main criteria for the selection of these accounts are their growth potential, the size of their transnational business and the geographical dispersion of their R&D activities.

On February 20, 2012, we announced that Carlo Ferro, Chief Financial Officer, has accepted to focus on the turnaround of ST-Ericsson as chief operating officer of the company.  Mario Arlati, ST’s chief accounting officer and head of corporate external reporting, has been appointed Chief Financial Officer while Carlo Ferro is assigned to ST-Ericsson.  Corporate External Communications and Investor Relations led by Claudia Levo and Tait Sorensen, respectively, now report to Philippe Lambinet, head of the Strategy Office and newly created Digital Sector.  With the increased responsibilities of Philippe Lambinet, we announced that we were re-organizing the Digital Sector as follows:  the newly-formed Digital Convergence Group (DCG), encompassing all CMOS-based products, both ASIC and Application Processor Platforms, and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 12

Effective January 1, 2012, the Products Groups are divided as follows:

•	The Automotive Product Group, led by the newly appointed Corporate Vice President Marco Monti;
•
The Digital Sector, led by Philippe Lambinet which consists of two Product Groups:  the Digital Convergence Group, led by Gian Luca Bertino and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group, led by Eric Aussedat; and

•
The Industrial & Multisegment Sector, led by Carmelo Papa which consists of three Product Groups:  Industrial & Power Discretes, led by Carmelo Papa, Microcontrollers, Memories & Secure MCUs, led by Claude Dardanne and Analog, MEMS & Sensors, led by Benedetto Vigna.

Giuseppe Notarnicola will maintain his role as head of Corporate Treasury and Otto Kosgalwies will lead Corporate Infrastructures and Services, both directly reporting to Carlo Bozotti.

On February 23, 2012, certain holders redeemed 190,131 of our 2016 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds.  In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million.  As of March 31, 2012, there were 5,291 bonds remaining outstanding.  On March 28, 2012, we published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012.  As of June 30, 2012, there were no bonds remaining outstanding.

On April 5, 2012, an arbitration tribunal set up according to the rules of the International Chamber of Commerce, ordered us to pay approximately $59 million to NXP concerning a dispute related to a claim from NXP for underloading charges to be included in the price of wafers which NXP supplied to our Wireless joint venture.  The tribunal chose not to address certain issues raised by us that are part of a second arbitration between the same ICC tribunal with hearings occurring in June 2012, with a final decision coming within twelve months.  We intend to vigorously pursue our claims in the second arbitration aiming to convince the tribunal to reverse the economic effect of its first arbitration award.

On April 23, 2012, ST-Ericsson announced its new strategic plan, which includes the transfer of the development of the application processor platform from ST-Ericsson to us and an additional restructuring plan aimed to significantly reduce its workforce, accelerate time to market and lower the breakeven point by generating significant annual cost savings.

Our Annual General Meeting of Shareholders was held on May 30, 2012 in Amsterdam and the following decisions were approved by our shareholders:

•
The appointment of Ms. Martine Verluyten as a new member of the Supervisory Board for a three-year term, expiring at the 2015 Annual General Meeting, in replacement of Mr. Doug Dunn whose mandate expired;

•	The approval of our 2011 accounts reported in accordance with International Financial Reporting Standards, as adopted in the European Union (IFRS);
•
The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments in June, August and December 2012 and February 2013 to shareholders of record in the month of each quarterly payment.

On May 30, 2012, Philippe Dereeper was named Executive Secretary of the Supervisory Board.

On July 2, 2012, we announced the publication of our 2011 Sustainability Report.  Containing comprehensive details of our sustainability strategy, policies and performance during 2011, the Report also illustrates how we embed sustainability into every level of our operations to create value for all our stakeholders.

On July 17, 2012, we announced that Alisia Grenville-Mangold, Corporate Vice President and Chief Compliance Officer, is leaving the company effective July 31, 2012.

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 13

On July 26, 2012, Franck Freymond, Chief Audit Executive, took on responsibility for the Ethics Committee, the whistle-blowing hotline and the process and reporting on related investigations and Enterprise Risk Management, in addition to his current assignment.

Effective July 31, 2012, Patrice Chastagner, Corporate Vice President, Human Resources, was succeeded by Philippe Brun, reporting to Tjerk Hooghiemstra.

2.6.	Related party transactions

Please refer to Note 3.6.18 of the Unaudited Semi-Annual Financial Statements.

2.7.	Financial Risk Management

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 3.6.9 of the Semi-Annual Financial Statements for further information.

Risk management is carried out by a central treasury department (Corporate Treasury) reporting to the Chief Executive Officer. Simultaneously, a Treasury Committee, chaired by the CFO and comprised of CVP Corporate Treasury, CVP Corporate Control, ST NV, Central and Northern Europe Controller and Treasury Controllersteers treasury activities and ensures compliance with corporate policies approved by the Supervisory Board. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The majority of cash and cash equivalent is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Swedish-Krona. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 14

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

2.8.	Business risk information

Some of the statements contained in this report that are not historical facts are statements of future expectations that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to among factors:

•
the impact of an impairment charge on the carrying value of the ST-Ericsson investment in our books of approximately $2.1 billion, as well as on our consolidated results, which is dependent on the successful execution of ST-Ericsson’s new strategic direction plan and its related savings announced on April 23, 2012;

•
changes in demand in the key application markets and/or from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability in periods of reduced market demand or visibility to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the financial impact of obsolete or excess inventories if actual demand differs from our expectations as well as the ability of our customers to successfully compete in the markets they serve using our products;

•
our ability to maintain or improve our competitiveness  especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;
•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;
•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 15

•
current macro-economic and industry uncertainties, the Eurozone crisis and other global factors which may result in limited growth or recession in one or more important regions of the world economy, sovereign default, changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate, all of which may in turn also cause unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

This report of the Managing Board is dated August 21, 2012.

STMicroelectronics •Semi Annual Report 2012	Report of the Managing Board 16

3.	Interim Condensed Consolidated financial statements (“Semi Annual Financial Statements”)

The Semi Annual Financial Statements of STMicroelectronics N.V. and its subsidiaries (“the Group”) for the six months ended June 30, 2012, as presented by the Sole Member of the Managing Board, have not been audited nor reviewed by an external auditor.

3.1.	Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of USD, except per share amounts	Notes	June 30, 2012	July 2, 2011
Sales		4,150	5,068
Other revenues		15	33
Total revenues	3.6.5	4,165	5,101
Cost of sales	3.6.15	(2,997)	(3,352)
Gross profit		1,168	1,749
Selling, general and administrative	3.6.15	(607)	(638)
Research and development	3.6.15	(1,012)	(931)
Other income	3.6.16	51	138
Other expenses	3.6.16	(22)	(24)
Operating profit (loss)		(422)	294
Realized gain and impairment on available-for-sale investments		-	318
Finance income		8	18
Finance costs		(27)	(44)
Loss on convertible debt repurchase		(23)	-
Share of losses of associates and jointly controlled entities	3.6.6	(9)	(15)
Profit (loss) before income tax		(473)	571
Income tax expense		(8)	(127)
Net result		(481)	444
Attributable to:
The equity holders of the parent		(153)	638
Non-controlling interests		(328)	(194)
Net result		(481)	444

Profit (loss) per share attributable to the equity holders of the parent
Profit (loss) per share (Basic)	3.6.17	(0.17)	0.72
Profit (loss) per share (Diluted)	3.6.17	(0.17)	0.72
The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 17

3.2.	Consolidated statement of comprehensive income

	(unaudited)
	Six-month period ended
In millions of USD	June 30, 2012	June 30, 2012
Net result	(481)	444

Other comprehensive income (loss):
Exchange differences on translation of foreign operations	(90)	266

Share of other comprehensive income of associates and jointly controlled entities	(1)	-

Cash flow hedges	6	50
Income tax effect	(2)	(9)
Net movement on cash flow hedges	4	41

Gain / (loss) on available-for-sale financial assets	4	(28)
Income tax effect	-	1
Net Gain / (loss) on available-for-sale financial assets	4	(27)

Other comprehensive income (loss), net of tax	(83)	280

Total comprehensive income (loss), net of tax	(564)	724
Attributable to:
The equity holders of the parent	(232)	910
Non-controlling interests	(332)	(186)
Total comprehensive income (loss), net of tax	(564)	724
The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 18

3.3.	Consolidated statement of financial position

In millions of USD	Notes	(unaudited) June 30, 2012	December 31, 2011
Assets
Non-current assets
Property, plant and equipment	3.6.7	3,638	3,965
Goodwill	3.6.8	967	971
Intangible assets	3.6.7	2,031	2,042
Investments in associates and jointly controlled entities	3.6.6	96	94
Other non-current financial assets	3.6.9.1	35	53
Deferred tax assets		494	431
Other non-current assets		416	419
Total non-current assets		7,677	7,975
Current assets
Inventories	3.6.10	1,489	1,531
Trade accounts receivable		1,072	1,046
Other current financial assets	3.6.9.1	272	418
Other receivable and assets		570	505
Cash and cash equivalents	3.6.11	1,806	1,912
Total current assets		5,209	5,412
Assets held for sale		20	20
Total assets		12,906	13,407
Equity
Equity attributable to the equity holders of the parent		8,217	8,804
Non-controlling interests		136	468
Total equity	3.6.13	8,353	9,272
Non-current liabilities
Interest-bearing loans and borrowings	3.6.9.3	364	841
Employee benefits		302	288
Deferred tax liabilities		151	148
Non-current provisions		159	150
Other non-current liabilities		74	85
Total non-current liabilities		1,050	1,512
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.9.3	1,199	736
Trade accounts payable		965	656
Other payables and accrued liabilities		577	499
Employee benefits – current portion		525	502
Current provisions		100	66
Other current financial liabilities		48	75
Income tax payable		89	89
Total current liabilities		3,503	2,623
Total equity and liabilities		12,906	13,407
The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 19

3.4.	Consolidated statement of changes in equity

For the six-month period ended June 30, 2012

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2012	1,156	2,433	(271)	1,457	4,029	8,804	468	9,272
Net result	-	-	-	-	(153)	(153)	(328)	(481)
Other comprehensive income, net of tax	-	-	-	(79)	-	(79)	(4)	(83)
Total comprehensive income	-	-	-	(79)	(153)	(232)	(332)	(564)
Employee share award scheme, net of tax	-	-	24	3	(24)	3	-	3
Share conversion option of 2016 Convertible Bonds	-	-	-	(208)	204	(4)	-	(4)
Dividends	-	-	-	-	(354)	(354)	-	(354)
As at June 30, 2012 (unaudited)	1,156	2,433	(247)	1,173	3,702	8,217	136	8,353
The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 20

For the six-month period ended July 2, 2011

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2011	1,156	2,433	(304)	1,631	3,835	8,751	996	9,747
Net result	-	-	-	-	638	638	(194)	444
Other comprehensive income, net of tax	-	-	-	272	-	272	8	280
Total comprehensive income	-	-	-	272	638	910	(186)	724
Employee share award scheme, net of tax	-	-	27	16	(27)	16	-	16
Share conversion option of 2016 Convertible Bonds	-	-	-	(3)	-	(3)	-	(3)
Non-controlling interests arising on business combinations	-	-	-	-	-	-	9	9
Dividends	-	-	-	-	(353)	(353)	-	(353)
As at July 2, 2011 (unaudited)	1,156	2,433	(277)	1,916	4,093	9,321	819	10,140
The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 21

3.5.	Consolidated statement of cash flows

		(unaudited)
		Six-month period ended
In millions of USD	Note	June 30, 2012	July 2, 2011
Cash flows from operating activities
Cash generated from operations	3.6.12	555	811
Interests paid		(13)	(9)
Income tax paid		(44)	(50)
Net cash from operating activities		498	752
Cash flows from investing activities
Payments for purchases of tangible assets		(209)	(798)
Proceeds from sale of tangible assets		14	-
Payments for purchases of available-for-sale financial assets		(150)	(154)
Proceeds from sale of available-for-sale financial assets		305	638
Proceeds from settlement of non-current available-for-sale financial assets		-	350
Investments in intangible and financial assets		(345)	(333)
Proceeds from sale of intangible and financial assets		14	-
Net proceeds from sale of share received on investment divestiture		-	196
Investment in short-term deposits		-	(150)
Proceeds from mature short-term deposits		-	72
Restricted cash		-	(95)
Release of restricted cash		3	87
Payments for business combinations, net of cash and cash equivalents received		-	(10)
Interests received		10	8
Net cash used in investing activities		(358)	(189)
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings		233	158
Repurchase of issued debt		(219)	(74)
Repayment of interest-bearing loans and borrowings		(22)	(30)
Dividends paid to equity holders of the parent Company		(177)	(151)
Decrease in short-term facilities		(6)	-
Payment for other financing activities		(14)	(15)
Net cash used in financing activities		(205)	(112)
Effect of changes in exchange rates		(41)	12
Net cash increase (decrease)		(106)	463
Cash and cash equivalents at the beginning of the period		1,912	1,892
Cash and cash equivalents at the end of the period		1,806	2,355
The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 22

3.6.	Notes to the consolidated financial statements

3.6.1.	Corporate information

STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its corporate seat in Amsterdam, the Netherlands, and address at Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

STMicroelectronics and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These unaudited Semi-Annual Financial Statements have been approved on August 21, 2012 for issue by the Supervisory Board.

3.6.2.	Basis of preparation

These unaudited Semi-Annual Financial Statements for the six-month period ended June30, 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted in the European Union.

The unaudited Semi-Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2011, prepared in accordance with IFRS, as adopted in the European Union, filed with the AFM (Autoriteit Financiële Markten) on April 16, 2012 and approved by the shareholders at the Annual Shareholders’ Meeting on May 30, 2012.

3.6.3.	Significant accounting policies

The accounting policies adopted in the preparation of the Semi-Annual Financial Statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2011, except for the adoption of new Standards and amendments to Standards effective from January 1, 2012. The adoption of new standards and interpretations effective from January 1, 2012 were not relevant or did not have a material impact on the Group’s Semi-Annual Financial Statements.

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 23

3.6.4.	Estimates

The preparation of the Semi-Annual Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these Semi-Annual Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated Financial Statements for the year ended December 31, 2011, with the exception of changes in estimates and assumptions that are required in determining the provision for income taxes,  in performing the goodwill impairment testing and in preparing the disclosure of exceptional items.

3.6.5.	Operating segment information

The Group operates in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, the Group further participates in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to the business as a whole, the Subsystems business area does not meet the requirements for a reportable segment.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

As of January 1, 2012, the Group changed the segment organization structure.  The current organization is as follows:

•	Automotive Segment (APG);
•	Digital Segment, consisting of two product lines:
o	Digital Convergence Group (DCG); and
o	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).
•	Analog, MEMS and Microcontrollers Sector (AMM), comprised of three product lines:
o	Analog, MEMS & Sensors (AMS);
o	Industrial & Power Conversion (IPC); and
o	Microcontrollers, Memories & Secure MCUs (MMS).
•	Power Discrete Product Segment (PDP);
•	Wireless Segment comprised of the following product lines:
o	Connectivity (COS);
o	Smartphone and Tablet Solutions (STS);
o	Modems (MOD); and
o	Other Wireless, in which the Group reports other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 24

In 2012, the Group restated its results from prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income (loss) of the segments for the prior reporting periods. The Group believes that the restated 2011 presentation is consistent with 2012 and is using these comparatives when managing its segments.

The Group’s principal investment and resource allocation decisions in the Semiconductor Business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Group’s consolidated net revenues and consolidated operating income (loss) by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with the Group’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is not identified as part of the inventory variation as well as the unused capacity charges; therefore it cannot be isolated in the costs of goods sold.

	(unaudited)
	Six-month period ended
In millions of USD	June 30, 2012	July 2, 2011
Automotive (“APG”)	795	891
Digital	689	1,009
Analog, MEMS and Microcontrollers (“AMM”)	1,532	1,775
Power Discrete Products (“PDP”)	494	670
Wireless	635	731
Others1	20	25
Total consolidated net revenues	4,165	5,101

1 “Others” includes revenues from the sales of Subsystems and sales of materials and other products not allocated to product segments.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 25

	(unaudited)
	Six-month period ended
In millions of USD	June 30, 2012	July 2, 2011
Net revenues by product line:
Automotive (“APG”)	795	891
Digital Convergence Group (“DCG”)	437	620
Imaging, Bi-CMOS ASIC and Silicon Photonics Group (“IBP”)	252	379
Others	-	10
Digital	689	1,009
Analog, MEMS & Sensors (“AMS”)	599	685
Industrial & Power Conversion (“IPC”)	374	457
Microcontrollers, Memories & Secure MCUs (“MMS”)	559	632
Others	-	1
Analog, MEMS and Microcontrollers (“AMM”)	1,532	1,775
Power Discrete Products (“PDP”)	494	670
Connectivity (“COS”)	57	94
Smartphone and Tablet Solutions (“STS”)	543	580
Modems (“MOD”)	35	55
Others	-	2
Wireless	635	731
Others	20	25
Total consolidated net revenues	4,165	5,101

	(unaudited)
	Six-month period ended
In millions of USD	June 30, 2012	July 2, 2011
Net Revenues by Location of Shipment: 2
EMEA	1,048	1,263
Americas	621	692
Greater China-South Asia	1,738	2,287
Japan-Korea	758	859
Total	4,165	5,101
Net operating income by product segment and reconciliation to operating income (loss) are as follows:

2Net revenues by location of shipment are classified by location of customer invoiced.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 26

	(unaudited)
	Six-month period ended
In millions of USD	June 30, 2012	July 2, 2011
Automotive (“APG”)	75	141
Digital	(74)	78
Analog, MEMS and Microcontrollers (“AMM”)	197	343
Power Discrete Products (“PDP”)	(2)	90
Wireless 3	(533)	(386)
Sub-total operating income (loss) of products segments	(337)	266
Unused capacity charges	(87)	(8)
Impairment, restructuring charges and other related closure costs	(74)	(55)
Phase-out and start-up costs	-	(8)
Strategic and other research and development programs	(5)	(6)
Other non-allocated provisions 4	(2)	12
Sub-total operating loss Others	(168)	(65)
Adjustments related topast business combinations	(19)	(24)
Net impact of capitalized development costs	76	107
Derivative instruments not designated as hedge instruments under IFRS	15	15
Other non-allocated expenses and IFRS/US GAAP adjustments	11	(5)
Sub-total IFRS/US GAAP impact on operating income (loss)	83	93
Total operating income (loss)	(422)	294

3The majority of Wireless’ activities are run through ST-Ericsson JVS.  In addition, Wireless includes other items affecting operating results related to the Wireless business.

4Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 27

3.6.6.	Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at June 30, 2012 and December 31, 2011 were as follows:

	(unaudited) June 30, 2012		December 31, 2011
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson AT Holding (“JVD”)	13	49.0%	16	49.0%
3Sun Srl	83	33.3%	78	33.3%
Total	96		94

3Sun Srl (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Group exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

In the first half of 2012, the Group participated for EUR 10 million in 3Sun’s capital increase. The line “Share of losses of associates and jointly controlled entities” in the Group’s consolidated income statement included a charge of $6 million related to 3Sun. The Group’s current maximum exposure to a loss as a result of its involvement with 3Sun is limited to its equity-method investment that amounted to $83 million, a shareholder’s loan amounting to $26 million as at June 30, 2012, and under certain conditions to participate to a share capital increase or shareholder loans up to EUR 14 million.

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Group received an interest in ST-Ericsson AT Holding AG that was valued at $99 million. In 2010, ST-Ericsson AT Holding AG was merged into ST-Ericsson AT SA. JVD, in which the Group owns 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture. The Group has a significant influence and therefore accounts for JVD under the equity method.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 28

The following table illustrates summarized financial information of the Group’s investment in JVD:

In millions of USD	(unaudited) June 30, 2012	December 31, 2011
Share of JVD’s unaudited IFRS statement of financial position:
Non-current assets	21	22
Current assets	28	29
Equity	9	10
Non-current liabilities	7	7
Current liabilities	33	34
Share of JVD’s unaudited IFRS revenue and profit (loss):
Revenue	57	109
Profits	-	4
Carrying amount of the investment	13	16
Initial value of investment	99	99
Cumulated share of profit or loss	(3)	(3)

3.6.7.	Property, plant and equipment and intangible assets

Changes in the net carrying amount of property, plant and equipment and intangible assets are detailed as follows:

In millions of USD	Property, plant and equipment	Intangible assets
Net book value as at January 1, 2012	3,965	2,042
Additions	246	307
Disposals	(15)	0
Impairment	(2)	(64)
Amortization / Depreciation expense	(495)	(254)
Foreign currency translation	(61)	-
Net book value as at June 30, 2012 (unaudited)	3,638	2,031

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 29

3.6.8.	Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Wireless Segment (“Wireless”)	Analog, MEMS and Microcontrollers (“AMM”)	Digital Segment (“Digital”)	Total
As at January 1, 2012	874	72	25	971
Foreign currency translation	(3)	(1)	-	(4)
As at June 30, 2012 (unaudited)	871	71	25	967

As at June 30, 2012, the gross value of goodwill was $986 million (2011: $990 million) and the accumulated impairment was $19 million (2011: $19 million).

The Group performed an impairment test during the first half of 2012 in association with the release of ST-Ericsson’s new strategic plan, which was announced on April 23, 2012.  According to such review, the fair value of the Wireless business still exceeds its carrying value. The new strategic plan includes the transfer of the development of the application processor platform from ST-Ericsson to ST Digital Product Segment and an additional restructuring plan aimed to significantly reduce its workforce, accelerate time to market and lower the breakeven point by generating significant annual cost savings.  The five year plan for the Wireless segment used for this impairment test is based on the Group’s best estimate about future developments as well as market assumptions. Furthermore, ST-Ericsson is still in a challenging situation due to a significant drop in sales of new products expected from one of its largest customers and a continued decline in legacy products.  ST-Ericsson continues to focus on securing the successful execution and delivery of its NovaThor ModAp platforms and Thor modems to customers while working to transform the company, which is aimed at lowering its breakeven point. ST-Ericsson initiated its new restructuring plan announced in April 2012, aiming at reducing its workforce by 1,700 employees worldwide including the employees transferred to the Group; significant annual savings from the new and the ongoing restructuring plans are expected upon completion by the end of 2013.  In case the Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues and operating cash flow, this could result in future material non-cash impairment charges. Further impairment charges could also result from new valuations triggered by changes in the product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to the Company’s current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 30

3.6.9.	Other financial assets and financial liabilities

3.6.9.1.	Other financial assets

In millions of USD	(unaudited) June 30, 2012	December 31, 2011
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	269	422
Available-for-sale investments – unquoted equity securities	14	27
Restricted cash	4	8
Other	7	7
Total other financial assets	294	464
Current	259	416
Non-current	35	48
Derivative financial instruments
Cash flow hedges
Currency collars	1	1
Derivatives not designated as hedges (held for trading)
Veredus buy-out option	5	5
Foreign exchange forward contracts	7	1
Total derivatives financial instruments	13	7
Current	13	2
Non-current	0	5
Total other financial assets (including derivatives)	307	471
Total current	272	418
Total non-current	35	53

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 31

Movements in other financial assets (excluding derivatives) recorded in the first half of 2012 are summarized as follows:

In millions of USD	Jan 1, 2012	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase	Sale / Settlement	Foreign exchange result recognized in OCI*	(unaudited) June 30, 2012
Government bonds issued by the U.S. Treasury	100	-	-	150	(100)	-	150
Government bonds issued by foreign governments	81	-	-	-	(81)	-	-
Senior debt floating rate note issued by financial institutions	205	3	1	-	(124)	(1)	84
Fixed rate debt securities issued by financial institutions	27	-	-	-	-	(2)	25
Quoted equity instruments	9	1	-	-	-	-	10
Sub-total Available-for-sale investments – quoted debt and equity securities	422	4	1	150	(305)	(3)	269
Available-for-sale investments – unquoted equity securities	27	-	-	2	(15)	-	14
Restricted cash	8	-	-	-	(4)	-	4
Other current financial assets	7	-	-	-	-	-	7
Total other financial assets (excluding derivatives)	464	4	1	152	(324)	(3)	294
*OCI: Other comprehensive income

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 32

Available-for-sale investments – quoted debt and equity securities

The change in fair value of the $150 million government bonds classified as available-for-sale was not material as at June 30, 2012. The Group estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bonds portfolio is less than 5 months on average and the bonds are rated Aaa by Moody’s.

Out of the 4 investment positions in floating-rate notes, 3 securities are in an unrealized loss position, which has been considered as temporary. For all investments, the Group expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 1.3 years on average and the securities have a minimum Moody’s rating of Baa1, the Group expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments. As a result, the change in fair value is recognized as other comprehensive income in the available-for-sale reserve on these financial assets. The Group estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

As at December 31, 2011, the Group held $5 million in Euro-denominated senior unsecured bonds issued by Lehman Brothers, for an original investment of Euro 15 million. Those debt securities were sold in the first half of 2012, generating a non-operating gain of $1 million and cash proceeds totaling $5 million.

3.6.9.2.	Other financial liabilities

In millions of USD	(unaudited) June 30, 2012	December 31, 2011
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	19	17
Currency collars	8	17
Derivatives not designated as hedges
Foreign exchange forward contracts	16	29
Currency collars	5	12
Total other financial liabilities (including derivatives)	48	75
Total current	48	75
Total non-current	-	-

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 33

3.6.9.3.	Interest-bearing loans and borrowings

In millions of USD	(unaudited) June 30, 2012	December 31, 2011
Bank overdraft	-	7
ST-Ericsson’s parent financing	619	400
Funding program loans with European Investment Bank
0.48% (w.a.*), due 2014, floating interest rate at LIBOR + 0.017%	60	60
0.49% (w.a.*), due 2015, floating interest rate at LIBOR + 0.026%	37	37
0.52% (w.a.*), due 2016, floating interest rate at LIBOR + 0.052%	78	97
0.78% (w.a.*), due 2016, floating interest rate at LIBOR + 0.317%	129	129
0.68% (w.a.*), due 2016, floating interest rate at LIBOR + 0.213%	143	143
Other Funding program loans
0.53% (w.a.*), due 2012-2018, fixed interest rate	7	10
Other long-term loans
1.95% (weighted average), due 2017, fixed interest rate	13	-
Finance leases
4.35% (w.a.*), due 2013-2017, fixed interest rate	8	9
5.00% (w.a.*), due 2013, fixed interest rate	28	42
Senior Bonds
1.06%, due 2013, floating interest rate Euribor + 0.40%	441	453
Convertible Bonds
4.92% convertible bonds due 2016	-	190
Total interest-bearing loans and borrowings	1,563	1,577
Total current	1,199	736
Total non-current	364	841
* Weighted average

Convertible debt

In February 2006, the Group issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Group of $974 million less transaction fees.

On February 23, 2012, certain holders redeemed 190,131 of the 2016 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds.  In addition, on March 12, 2012, the Group accepted the further put of 4,980 bonds for a cash consideration of $5 million.  On March 28, 2012, the Group published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012.  As of June 30, 2012, there were no bonds remaining outstanding. The Group allocated the consideration paid to the separate components of the convertible bonds using a method consistent with that used in the original allocation to the separate components of the proceeds received by the Group when the convertible instrument was issued.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 34

The result of these transactions in the first half of 2012 is summarized as follows:

In millions of USD	Put option exercise / Sweep-up redemption
Principal amount repurchased/redeemed	200
Decrease in value of liability component of 2016 convertible bonds	190
Decrease in value of equity component of 2016 convertible bonds	4
Loss on repurchase of 2016 convertible bonds	23
Cash consideration	219

The residual amount of the equity component was then reclassified from “Other Reserves” to “Retained Earnings”.

3.6.9.4.	Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. The Group also hedges certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses through the use of currency forward contracts. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The main currencies covered are the Euro, the Singapore Dollar, the Japanese Yen, the Swiss Franc, the Swedish Krona, the British Pound and the Malaysian Ringgit.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated and Singapore-Dollar-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 35

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions for manufacturing costs. The maximum length of time over which the Group hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at their fair value in the consolidated statement of financial position. The gain or loss from the effective portion of the hedge is reported in the statement of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

As at June 30, 2012, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominatedand Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	335	40
Currency options	7	-
Collars	418	-

Interest rate risk

Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s interest rate risk arises mainly from long-term borrowings at fixed rates; currently there are no material fixed-rate liabilities.The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 36

3.6.9.5.	Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	(unaudited) June 30, 2012	December 31, 2011	(unaudited) June 30, 2012	December 31, 2011
Financial assets
Trade receivables	1,072	1,046	1,072	1,046
Other receivables and assets	570	505	570	505
Available for sale financial investments	283	449	283	449
Restricted cash	4	8	4	8
Other financial assets	395	380	395	380
Cash and cash equivalents	1,806	1,912	1,806	1,912
Financial liabilities
Interest-bearing loans and borrowings (including current portion)	1,563	1,577	1,563	1,599
Trade accounts payable	965	656	965	656
Other payables and accrued liabilities	577	499	577	499
Other current financial liabilities	48	75	48	75

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•
Trade receivables, cash and cash equivalents, trade accounts payable, other payables and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Other receivable and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net discounted present value.
•	Available for sale financial investments:
o	The fair value of government bonds, quoted equity securities and floating rate notes is determined based upon quoted market prices for the identical instruments.
o	The fair value of unquoted equity securities is estimated based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.
o	The fair value of quoted equity securities is based on the quoted price per share adjusted to reflect any applicable restrictions.
•	The fair value of restricted cash is its carrying amount
•
The fair value of interest-bearing loans and borrowings is determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s borrowing rates for similar types of borrowing arrangements.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 37

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at June 30, 2012, the Group held the following financial instruments measured at fair value:

In millions of USD	(unaudited) June 30, 2012	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Foreign exchange forward contracts	7	-	7	-
Veredus buy-out option	5	-	-	5
Other equity securities	7	7	-	-
Cash flow hedges
Currency collars	1	-	1	-
Available-for-sale financial assets
Available-for-sale investments – quoted debt and equity securities	269	269	-	-
Available-for-sale investments – unquoted equity securities	14	-	-	14
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts	16	-	16	-
Currency collars	5	-	5	-
Cash flow hedges
Foreign exchange forward contracts	19	-	19	-
Currency collars	8	-	8	-

During the reporting period ending June 30, 2012, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2012 and June 30, 2012 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2012	32
Acquisition of unquoted equity securities	2
Sale of unquoted equity securities	(15)
As at June 30, 2012(unaudited)	19
Amount of total losses included in the 2012 income statement attributable to assets still held at the reporting date	-

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 38

3.6.10.	Inventories

Inventories consisted of the following:

In millions of USD	(unaudited) June 30, 2012	December 31, 2011
Raw materials	88	105
Work-in-process	981	1,002
Finished products	420	424
Total	1,489	1,531

3.6.11.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	(unaudited) June 30, 2012	December 31, 2011
Cash at bank and in hand	182	221
Deposits at call with banks	1,624	1,691
Total	1,806	1,912

3.6.12.	Cash generated from operations

Cash generated from operations is detailed as follows:

	(unaudited)
In millions of USD	June 30, 2012	July 2, 2011
Net result	(481)	444
Depreciation and amortization	749	800
Interest expense on convertible debt	-	10
Impairment and realized gains on financial assets	-	(318)
Loss / (Gain) on financial instruments	-	(21)
Loss on convertible debt repurchase	23	4
Share-based compensation	3	16
Other non-cash items	(70)	(6)
Deferred income tax	(65)	(4)
Share of loss of associates, impairments or reversal of impairments on investments in associates	9	15
Impairment, restructuring and other related closure costs	43	(50)
Trade receivables, net	(31)	(65)
Inventories, net	25	(199)
Trade payables	285	31
Other assets and liabilities net	65	154
Cash generated from operations	555	811

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 39

3.6.13.	Equity

3.6.13.1.	Outstanding shares

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at June 30, 2012, the number of common shares issued was 910,559,805 shares (December 31, 2011: 910,559,805 shares).

As at June 30, 2012, the number of common shares outstanding was 887,244,257 shares (December 31, 2011: 884,995,094 shares).

3.6.13.2.	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2008, an option agreement was concluded between the Company and Stichting Continuïteit ST. This option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There was no preference share issued as of June 30, 2012.

3.6.13.3.	Treasury shares

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of June 30, 2012, 19,604,672 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 2,249,163 in the first half of 2012.

As of June 30, 2012, the Company owned a number of treasury shares equivalent to 23,315,548.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 40

3.6.13.4.	Other reserves

Other reserves include the following components as at June 30, 2012:

In millions of USD	2016 Share conversion option reserve	Share-based compensation reserve	Available-for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Foreign currency translation reserve	Share of OCI of associates and jointly controlled entities	Total other reserves
As at January 1, 2011	221	466	25	28	891	-	1,631
Repurchase of 2016 convertible bonds	(3)	-	-	-	-	-	(3)
Share-based compensation expense for the year	-	16	-	-	-	-	16
Net movement recognized in the statement of comprehensive income	-	-	(27)	38	261	-	272
As at July 2, 2011	218	482	(2)	66	1,152	-	1,916
As at January 1, 2012	208	495	(7)	(31)	795	(3)	1,457
Repurchase of 2016 convertible bonds	(4)	-	-	-	-	-	(4)
Reclassification to retained earnings	(204)	-	-	-	-	-	(204)
Share-based compensation expense for the year	-	3	-	-	-	-	3
Net movement recognized in the statement of comprehensive income	-	-	4	4	(86)	(1)	(79)
As at June 30, 2012	-	498	(3)	(27)	709	(4)	1,173

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 41

2016 Share conversion option: The 2016 Share conversion option reserve is used to recognize the equity component of the 2016 Convertible bond. Refer to Note 3.6.9 for further details on the impact of the repurchase of the 2016 convertible bonds.

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Share of OCI of associates and jointly controlled entities:This reserve records the share of other comprehensive income of associates or jointly controlled entities.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

3.6.13.5.	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 3, 2011, the distribution of a cash dividend of $0.40 per common share, amounting to approximately $354 million, to be paid in four equal installments, was adopted by the Company’s shareholders. The remaining $0.10 per share cash dividend, which totaled $88 million, was paid in the first half of 2012.

The Annual General Meeting of Shareholders held on May 30, 2012 authorized the distribution of a cash dividend of $0.40 per common share, amounting to approximately $354 million, to be paid in four equal installments. The first installment, amounting to $89 million, was paid in the first half of 2012.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 42

3.6.14.	Provisions for restructuring

As at June 30, 2012, provisions for restructuring amounted to $98 million, of which $83 million was included in “Current provisions” in the consolidated statement of financial position. Movements during the first half of 2012 were as follows:

In millions of USD	Manufacturing Restructuring Plan	2009 STE Restructuring Plan	2011 STE Cost Savings Plan	2012 STE Restructuring Plan	Other Restructuring Initiatives	Provisions for Restructuring
As at January 1, 2012	4	17	29	-	15	65
Expenses recognized during the period	2	1	9	53	-	65
Amounts paid	(2)	(7)	(18)	(2)	(2)	(31)
Currency translation effect	-	(1)	-	1	(1)	(1)
As at June 30, 2012 (unaudited)	4	10	20	52	12	98

ST-Ericsson initiated its new restructuring plan announced in April 2012, aiming at reducing its workforce by 1,700 employees worldwide including the employees transferred to the Group; significant annual savings from the new and the ongoing restructuring plans are expected upon completion by the end of 2013. The Group recorded in the first half of 2012 $53 million restructuring charges. These restructuring charges primarily related to employee termination benefits corresponding to legal, contractual and past practice obligations for voluntary and involuntary departures primarily in the sites for which closure was announced and to onerous leases.

3.6.15.	Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:

	(unaudited)
In millions of USD	June 30, 2012	July 2, 2011
Depreciation and amortization	749	800
Employee benefit expenses	1,658	1,780
Purchase of materials and subcontracting services	1,664	2,067
Changes in inventories	(24)	(199)
Transportation	66	70
Royalties and patents	59	56
Advertising costs	6	6
Other expenses	438	341
Total cost of sales, research and development, and selling, general and administrative	4,616	4,921

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 43

Employee benefit expenses are detailed as follows:

	(unaudited)
In millions of USD	June 30, 2012	July 2, 2011
Wages and salaries	1,202	1,337
Payroll taxes and other social contribution charges	369	358
Share-based compensation expense	3	16
Pensions and other long-term benefits expense	84	69
Total employee benefit expenses	1,658	1,780
Of which included in:
Cost of sales	609	710
Selling, general and administrative	382	411
Research and development	667	659

3.6.16.	Other income / expenses

Other income consisted of the following:

	(unaudited)
In millions of USD	June 30, 2012	July 2, 2011
Research and development funding	42	63
Foreign exchange forward contracts and other currency derivatives	-	56
Net foreign exchange gain	1	5
Gain on sale of non-current assets	8	14
Total other income	51	138

Other expenses consisted of the following:

	(unaudited)
In millions of USD	June 30, 2012	July 2, 2011
Start-up / Phase out costs	-	8
Foreign exchange forward contracts and other currency derivatives	6	-
Patentcosts	16	13
Other expenses	-	3
Total other expenses	22	24

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 44

3.6.17.	Earnings per share

For the six-month period ended June 30, 2012 and July 2, 2011, earnings (losses) per share (“EPS”) were calculated as follows:

	(unaudited)
In millions of USD	June 30, 2012	July 2, 2011
Basic EPS
Net result attributable to the equity holder of the parent	(153)	638
Weighted average shares outstanding	885,527,601	882,347,342
Basic EPS	(0.17)	0.72
Diluted EPS
Net result	(153)	638
Convertible debt interest	-	10
Net result adjusted	(153)	648
Weighted average shares outstanding	885,527,601	882,347,342
Dilutive effect of stock options	-	-
Dilutive effect of non-vested shares	-	3,603,210
Dilutive effect of convertible debt	-	20,221,013
Number of shares used for diluted EPS	885,527,601	906,171,566
Diluted EPS	(0.17)	0.72

As of June 30, 2012, there were outstanding stock options exercisable into the equivalent of 16,931,945 common shares and the equivalent of 5,624 common shares outstanding for convertible debt. The equivalent common shares outstanding for the convertible debt decreased during the first half of 2012 because of the partial exercise by the bond holders of the put option and the full redemption by the Group of the remaining 2016 convertible bonds. None of these bonds have been converted into shares during the first half of 2012.

3.6.18.	Related party

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	(unaudited)
In millions of USD	June 30, 2012	July 2, 2011
Sales and other services	110	119
Research and development expenses	(168)	(145)
Other purchases	(6)	(18)
Accounts receivable	50	52
Accounts payable	(46)	(56)

For the six-month period ended June 30, 2012 and July 2, 2011, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Group perform similar policymaking functions. These include, but are not limited to: ARM, Soitec, BESI, Adecco, Flextronics, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as describedin Note 3.6.6. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made on an arm’s length basis in line with market practices and conditions.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 45

3.6.19.	Contingencies claims and legal proceedings

Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Group periodically conducts broad patent cross license discussions with other industry participants which may or not be successfully concluded. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Litigation with NXP

Following a Final Award from an arbitration tribunal set up according to the rules of the International Chamber of Commerce (“ICC”) on April 5, 2012, the Group has paid approximately $60 million to NXP Semiconductors Netherlands B.V. (“NXP”) in May 2012. This amount was recognized as an expense in the consolidated financial statements for the year ended December 31, 2011. The award concerns a dispute between the Group and NXP and relates to a claim brought by NXP against the Group for underloading charges to be included in the price of wafers which NXP supplied to the Group’s wireless joint venture from October 1, 2008 until December 31, 2009.

The Group is also involved in a second arbitration against NXP where it is a claimant before the same ICC Tribunal for compensation relating to the detriment caused by NXP’s failure to timely disclose certain information as well as for inventory which the Group considers has not effectively been contributed by NXP to the joint venture in accordance with contractual requirements. A hearing for this second arbitration has occurred in June 2012 with a final decision which could be expected within the next twelve months based on currently anticipated litigation schedule.

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Group and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera also filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Group and numerous other parties.  During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, which related to ball grid array packaging technology, expired in September 2010. The Court of Appeal affirmed the ITC’s orders and on November 28, 2011, the U.S. Supreme Court denied the defendants petition for review, and the ITC decision became final.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 46

The District Court proceedings have recently been revived in California and a trial has been tentatively scheduled for April 2014. Pursuant to these proceedings, Tessera may continue to seek an unspecified amount of monetary damages as compensation for alleged infringement of its two packaging patents now expired.

Litigation with Rambus

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against the Group and numerous other parties, asserting that the Group engaged in unfair trade practices by importing certain memory controllers and devices using certain interface technologies that allegedly infringe certain patents owned by Rambus. The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same. The complaint further seeks a cease and desist order directing the Group and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents. On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint. The Group filed its response to the complaint on February 1, 2011. A trial was held before the ITC from October 11, 2011 until October 20, 2011. On March 2, 2012, the ITC issued an Initial Determination ruling that the Group, along with its other co-defendants, did not violate the five patents asserted by Rambus. On July 25, 2012, the ITC issued its Final Determination confirming that all of Rambus’ asserted patent claims were invalid, except for one, for which it found that Rambus had not demonstrated infringement. In addition, the ITC reversed a determination that Rambus had demonstrated the existence of a domestic industry and affirmed a determination that certain patents are unenforceable under the doctrine of unclean hands.

Also on December 1, 2010, Rambus filed a lawsuit against the Group in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus’ patent infringement claims pending completion of the aforementioned ITC proceedings. The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents. No trial date has yet been set. The Group intends to vigorously defend its rights and position in these matters.

Following a request made in March 2011, the Group has been informed that on February 1, 2012, the President of the Second Chamber of the European Court of Justice issued an order allowing the Group to intervene in a case between Hynix, on the one hand, and the European Commission and Qualcomm on the other hand, seeking annulment of the European Commission decision of December 9, 2009, which made binding certain commitments by Rambus on maximum royalty rates that would be applicable to a license of the patents asserted by Rambus against the Group, should the Group decide to enter into such a license. The hearing has not been scheduled yet.

Litigation with Caltech

On May 1, 2012, the California Institute of Technology (“Caltech”) filed a complaint with the ITC against the Group and certain of its customers seeking the opening by the ITC of an investigation into the importation into the U.S. of certain CMOS image sensor products which allegedly infringe three Caltech patents.  These proceedings follow a lawsuit filed in Federal Court (Los Angeles and Orange County) by Caltech against the Group claiming infringement of various patents including the three patents now put forward by Caltech before the ITC by the Group’s image sensor products.  The Group intends to vigorously defend its rights and position in these matters.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 47

The pending litigation proceedings which the Group faces involve complex questions of fact and law. The results of legal proceedings are uncertain and material adverse outcomes are possible.

Other Contingencies

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of the Group’s facility in Catania, Italy (the “M6 Plant”).  Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if the Group made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, the Group recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date.  The M6 Plant and the Contratto di programma have been transferred to Numonyx, which would benefit from future M6 grants linked to the completion of the M6 Plant and assume related responsibilities.

Under a Memorandum of Understanding dated July 30, 2009, a revision of the Contratto di Programma was foreseen replacing the M6 plant investment by two separate projects, one related to Numonyx R&D activities in its Italian sites and the second to the finalization of the announced joint venture in the photovoltaic field by the Group with Enel and Sharp. In particular, as part of the joint venture in the photovoltaic field with Enel and Sharp, the Group reacquired the M6 plant from Numonyx and contributed to the new joint venture 3Sun, which in turn was making the necessary investments to convert industrial destination of M6 from production of memories semiconductors to production of photovoltaic panels up to a capacity of 240 MW/year. On July 22, 2010, CIPE (Comitato Interministeriale Programmazione Economica) approved the first step of the 3Sun project granting €49 million in funding and formal approval by the European Commission was received on April 5, 2011.

On September 13, 2011, a monitoring of the M6 investment and the related benefits was launched by the European Commission, requesting information about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities provided detailed feedback on October 7, 2011, including the history of the investment made and the motivation of the state aid granted. The European Commission requested further information from the Italian authorities on January 19, 2012, about the formal interpretation related to the definition of “investment activation” and its application to the M6 case. In the event of an adverse determination by the European Commission, the Group could be required to refund all or a portion of the public funding previously received in connection with the M6 Plant.

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of June 30, 2012, provisions for estimated probable losses with respect to legal proceedings were not considered material. The Group estimates possible losses on claims and legal proceedings to be between $10 to $48 million.

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 48

4.           Sole Member of the Managing Board’s statement

The  Sole Member of the Managing Board hereby declares that, to the best of his knowledge, the Semi-Annual Financial Statements, which have been prepared in accordance with the applicable financial reporting standards for interim reporting, give a true and fair view of the assets, liabilities, financial position and  profit or loss of STMicroelectronics N.V., and the undertakings included in the consolidation as a whole, and the Semi-Annual Management Report includes a fair review of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 21, 2012	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of the Managing Board

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 49

5.           About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com.

All of STMicroelectronics’ press releases are available at:
http://www.st.com/internet/com/press/st_press_releases.jsp

All of ST-Ericsson’s press releases are available at:
http://www.stericsson.com/press/press_releases.jsp.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria GraziaPrestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics •Semi Annual Report 2012	Semi Annual Financial Statements 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 23, 2012	By:	/s/ MARIO ARLATI

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer